Exhibit 21

Subsidiaries of Perceptron, Inc.

State or Country
Name of Subsidiaries of the Company	of Organization

Perceptron, Inc.	Michigan
Perceptron Europe B.V.	The Netherlands
Perceptron (Europe) GmbH	Germany
Perceptron EURL	France
Perceptron Iberica, S.L	Spain
Perceptron Slovensko s.r.o.	Slovak Republic
Coord3 s.r.l.	Italy
Perceptron Metrology UK Ltd	United Kingdom
Next Metrology Software s.r.o	Czech Republic
Perceptron Software Technology, Inc.	Michigan
Perceptron Global, Inc.	Michigan
Perceptron Metrology Technology (Shanghai) Co. Ltd.	China
Perceptron Asia Pacific Ltd.	Japan
Perceptron Non-Contact Metrology Solutions Pvt Ltd.	India
Perceptron do Brasil Ltda.	Brazil